EXHIBIT 1

Ultrapetrol Reports Financial Results for Third Quarter 2014

NASSAU, Bahamas, Nov. 12, 2014 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 and subsequent events highlights:

  Recorded third quarter 2014 revenues of $99.4 million;

  Recorded adjusted consolidated EBITDA of $13.7 million in the third quarter of 2014, 1 which includes adjusted EBITDA of $13.3 million from our Offshore Supply Business, adjusted EBITDA of $2.2 million from our Ocean Business, adjusted EBITDA nil from our River Business, and negative adjusted EBITDA of $(1.7) million from other activities – primarily foreign currency exchange cash losses;

  Operating loss for the third quarter 2014 was $(3.1) million;

  Recorded total adjusted net loss and adjusted net loss per share of $(9.5) million and $(0.07), respectively, in the third quarter of 2014, which excludes the effect of a $0.4 million gain for deferred taxes on unrealized foreign exchange gains on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; excludes a $0.1 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, the gain from the sale is being deferred over the term of the lease up to the present value of the lease payments); and excludes a $(5.7) million loss related to the Sparrow SPA closing termination payments. 2 Before adjusting for these effects, the recorded total net loss and net loss per share are $(14.6) million and $(0.10), respectively;

  In August, our PSVs UP Opal and UP Safira (whose previous contract expired in September 2014) were awarded and confirmed by the directors of Petrobras four-year time charter contracts at approximately $31,000 and $30,000 per day, respectively;

  On September 3, 2014, the share purchase transaction with respect to the sale of shares of the Company between the major shareholders of the Company was closed under terms previously announced on July 13, 2014. In the transaction, Sparrow Capital Investments Ltd. ("Sparrow"), a subsidiary of Southern Cross Latin America Private Equity Funds III and IV ("Southern Cross"), purchased all of the Company's outstanding equity interests held by Hazels (Bahamas) Investments Inc. ("Hazels"), Inversiones Los Avellanos S.A. ("Los Avellanos") and certain entities affiliated with them ("SIPSA"), increasing Southern Cross' interest in the Company from 67% to 85%. Under the terms of the agreement, Sparrow acquired from Hazels, Los Avellanos, and certain entities affiliated with them, the rights to 25,326,821 shares of common stock of the Company ("Common Stock") at a price equivalent to $4.00 per share of Common Stock. With the completion of the transaction, the equity capital of the Company is now comprised exclusively of shares with equal voting rights of one vote per share. As previously announced, as part of the transaction, Felipe Menéndez and Ricardo Menéndez stepped down from their respective CEO and Executive Vice President positions, but remain with the Company as directors. Following Southern Cross' acquisition, the Company's Board of Directors selected Damián Scokin to become the Company's new Chief Executive Officer, starting November 2014 (a position he assumed on November 10, 2014). Until that time, Horacio Reyser, the Company's Chairman and a Partner at Southern Cross Group, served as Interim CEO; and

  In October, our UP Safira commenced operations under its recently renewed four-year charter at $30,000 per day.

_________

1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Horacio Reyser, Ultrapetrol's Chairman and Interim Chief Executive Officer, stated, "Our results for the third quarter were impacted primarily by lower than expected tons of cargo transported in the River as a consequence of significant operational issues with a higher number of unavailable pushboats, strongly impacting our transportation capacity. In addition, softer than expected North Sea spot rates in the Offshore Supply Business have reduced our earnings in the period. In both of these situations, the Company has proactively taken steps to improve future performance and increase the earnings power of the fleet, as we seek to take full advantage of the compelling fundamentals of our businesses and create long-term shareholder value."

Mr. Reyser continued, "In the Offshore Business, the Company secured two vessels on multi-year time charters with Petrobras during the quarter. Specifically, the UP Opal, currently employed in the North Sea, was awarded a four-year time charter with Petrobras at a daily charter hire of $31,000 per day, which is scheduled to commence during the first quarter of 2015 and the UP Safira commencing a new four-year time charter with Petrobras at $30,000 per day on October 2014. In addition, the UP Coral, which is also employed in the North Sea, is being converted into an RSV capable of supporting subsea operations after the installation of a specially designed crane and other equipment. Once complete, these modifications will significantly enhance the UP Coral's earnings power and enable the vessel to commence, with a joint venture partner, a six-year time charter with Petrobras at a rate of $87,000 per day (which includes the remuneration to our JV partner and is subject to Petrobras' board approval).

"We have also taken steps in the River Business by completing the conversion of the seventh heavy fuel boat which entered into Operation in September and adding two port pushboats to replace old third party pushboats. Furthermore, we strongly believe in continuing to focus our attention on customer service, operating processes, management practices and IT systems to provide a higher level of reliability, performance and cost efficiency while improving our margins further capitalizing on our leadership position in the Hidrovia River."

Mr. Reyser concluded, "We are pleased to welcome Damian Scokin as our new Chief Executive Officer. His extensive experience and leadership in the South American Transportation and Logistics industries will greatly benefit Ultrapetrol as he executes a growth strategy to capitalize on Ultrapetrol's strong fundamentals and benefit the Company's shareholders. The growth prospects for Ultrapetrol's core businesses are strong, and we believe that Damian is uniquely qualified to maximize the value of the opportunities ahead."

Damian Scokin, Chief Executive Officer of Ultrapetrol, stated, "I am thrilled to join the experienced team at Ultrapetrol and look forward to leading the Company as we seek to fully realize the growth potential and long-term earnings power of our core businesses. The company has a long history of success and has made great strides in strengthening its balance sheet and growth prospects in recent years. I look forward to identifying further avenues for accretive growth, as well as engaging in an open and transparent dialogue with the investment community."

Overview of Financial Results

Total revenues for the third quarter of 2014 were $99.4 million as compared with $112.6 million in the same period of 2013.

Adjusted EBITDA for the third quarter of 2014 was $13.7 million as compared with $30.2 million in the same period of 2013. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Recorded total adjusted net loss and adjusted net loss per share of $(9.5) million and $(0.07), respectively, in the third quarter of 2014, which excludes the effect of a $0.4 million gain for deferred taxes on unrealized foreign exchange gains on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; excludes a $0.1 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, the gain from the sale is being deferred over the term of the lease up to the present value of the lease payments); and excludes a $(5.7) million loss related to the Sparrow SPA closing termination payments.2  Before adjusting for these effects, the recorded total net loss and net loss per share are $(14.6) million and $(0.10), respectively.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "The Company maintains a strong liquidity position and has taken important steps to enhance long-term cash flow visibility, signing of multi-year time charters in the Offshore Supply Business while reducing volatility in the River Business by entering into agreements which do not depend on agricultural cycle and are set on a take or pay basis, as the Iron Ore transshipment station or the long-term (5 years) time charter, both with Vale. The long-term stability of these cash flows enables us to pursue strategic initiatives, that will materially increase the value and earnings power of our high-quality fleet."

Business Segment Highlights

River

Third quarter 2014 River Business segment adjusted EBITDA was nil as compared to an adjusted EBITDA of $11.4 million in the same period of 2013, representing a $11.4 million decrease. A significant portion of this difference results from third party barge sales which decreased from ten units in the third quarter of 2013 for third parties to none in the third quarter of 2014. This reduction in the number of barges delivered to third parties produced a reduction in revenues of $13.8 million when comparing the third quarter of 2013 with the same period of 2014. The shipyard is currently producing barges for our own fleet which has no immediate effect on our consolidated EBITDA since barges are accounted for at cost. In addition, during the third quarter of 2014, as in most of the year, we had fewer operational pushboats on average as compared to the equivalent period of 2013. When comparing volumes transported and gross revenues for the third quarter of 2014 with the equivalent period of 2013 the fact that four pushboats and 100 barges have been placed on time charter to Vale in 2014 should be considered since the time charter revenues are paid on a daily basis instead of a freight per metric ton and are net of fuel and port expenses.

The seventh and last of the existing re-engined pushboats commenced operations in the fourth quarter of 2014. This program has demonstrated its potential to reduce fuel expense and to increase both tow size and navigation speed, which we believe will enhance our EBITDA margins in the future.

Offshore Supply

In August, our PSVs UP Opal and UP Safira (whose previous contract expired in September 2014) were formally awarded four-year contracts with Petrobras at $31,000 and $30,000, respectively. UP Opal can be delivered in our option up to April 2015, while the UP Safira has entered into its new charter during October in direct continuation of her current employment.

In the Offshore Supply Business, we operate a fleet of fourteen PSVs, eleven of which are contracted on long-term time charters to Petrobras in Brazil. One more vessel (UP Coral) has been pre awarded with Petrobras in a tender to act as an RSV subsea support vessel for six years, for which we are awaiting formal approval from Petrobras' Board. We expect that this vessel will commence service under this new contract starting in the second quarter of 2015. Meanwhile our three new PSVs (UP Agate, UP Coral and UP Opal) have temporarily operated in the North Sea, prior to commencing multi-year time charters for two of those vessels in Brazil in the first half of 2015.

The adjusted EBITDA generated by the Offshore Supply Business segment during the third quarter of 2014 was $13.3 million, compared to $12.7 million in the same period of 2013, or a 5% increase. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from our Offshore Supply Business for the third quarter of 2014 increased by $7.8 million to $33.0 million as compared with $25.2 million in the same period of 2013. This 31% increase was primarily attributable to a combined increase in revenues of our UP Agate, UP Coral and UP Opal which commenced operations in the North Sea on April 11, April 25, and May 3, 2014, respectively, and to an increase in revenues of our UP Amber and UP Pearl which commenced operations with Petrobras on August 1, 2013, and November 25, 2013, respectively; partially offset by a decrease in revenues of our UP Turquoise related to higher offhire days during the third quarter of 2014, UP Jasper related to lower rates prevailing in the UK North Sea, and UP Topazio related to less operational days, as compared to the same period of 2013.

Ocean

The Ocean Business segment generated adjusted EBITDA of $2.2 million in the third quarter of 2014 as compared to $0.7 million in the same period of 2013, a $1.5 million increase. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Revenues from the Ocean Business decreased by $1.0 million or 5% to $17.7 million in the third quarter of 2014 as compared to $18.7 million the same period of 2013.

The Company operated two container vessels in its flag protected feeder container service in South America and a total of four vessels in its Product Tanker fleet in the third quarter of 2014 (Miranda I, Amadeo, Alejandrina, and Austral), which (except for the Alejandrina) continue to be employed on charters with oil majors in the same flag-protected South American coastal trade in which they have operated in the past. By the end of September 2014 we received the Alejandrina back from her previous charterers and she has now been laid up for maintenance in Argentina. We expect her to be back in operation by March 2015.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or non-GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Thursday, November 13, 2014, at 10:00 a.m. Eastern Time, accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 877-918-1346 (toll-free U.S.) or +1-312-470-7219 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 203-369-1986 (toll-free U.S.) or +1-866-513-4388 (outside of the U.S.); passcode: 1113. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net .

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of September 30, 2014 and our audited consolidated balance sheet as of December 31, 2013:

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At September 30, 2014 (unaudited)	At December 31, 2013
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 50,070	$ 72,625
Restricted cash	11,235	12,132
Accounts receivable, net of allowance for doubtful accounts of $2,851 and $2,905 in 2014 and 2013, respectively	48,900	47,836
Operating supplies and inventories	5,754	17,168
Prepaid expenses	8,186	4,111
Other receivables	25,500	41,832
Total current assets	149,645	195,704
NONCURRENT ASSETS

Other receivables	27,348	28,640
Restricted cash	1,472	1,463
Vessels and equipment, net	728,031	715,431
Dry dock	16,129	10,979
Investments in and receivables from affiliates	3,841	4,436
Intangible assets	582	626
Goodwill	5,015	5,015
Other assets	13,696	14,954
Deferred income tax assets	2,078	2,763
Total noncurrent assets	798,192	784,307
Total assets	$ 947,837	$ 980,011

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$ 29,510	$ 28,923
Customer advances	4,093	12,710
Payable to related parties	1,087	1,351
Accrued interest	7,064	1,652
Current portion of long-term financial debt	32,253	32,253
Other current liabilities	21,313	14,499
Total current liabilities	95,320	91,388
NONCURRENT LIABILITIES

Long-term financial debt	444,238	466,144
Deferred income tax liabilities	13,346	12,248
Other liabilities	562	1,086
Deferred gain	3,283	3,584
Total noncurrent liabilities	461,429	483,062
Total liabilities	556,749	574,450

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 and 140,419,487 shares outstanding in 2014 and 2013	1,446	1,443
Additional paid-in capital	490,179	488,522
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(79,688)	(63,108)
Accumulated other comprehensive income (loss)	(1,361)	(1,808)
Total equity	391,088	405,561
Total liabilities and equity	$ 947,837	$ 980,011

The following table contains certain unaudited historical statements of operations data for the periods indicated below derived from our unaudited condensed consolidated statements of operations expressed in thousands of U.S. dollars:

	Three Months Ended September 30,		Nine Months Ended September 30,		Percent Change
($000's)	2014	2013	2014	2013
Revenues
Attributable to River Business	$ 48,698	$ 68,716	$ 141,993	$ 191,247	-26%
Attributable to Offshore Supply Business	32,997	25,163	90,075	67,610	33%
Attributable to Ocean Business	17,663	18,707	53,012	53,405	-1%
Total revenues	99,358	112,586	285,080	312,262	-9%

Voyage and manufacturing expenses
Attributable to River Business	(25,410)	(34,773)	(73,892)	(96,454)	-24%
Attributable to Offshore Supply Business	(2,225)	(950)	(4,956)	(2,881)	72%
Attributable to Ocean Business	(4,938)	(6,173)	(14,989)	(17,975)	-17%
Total voyage and manufacturing expenses	(32,573)	(41,896)	(93,837)	(117,310)	-20%

Running costs
Attributable to River Business	(17,481)	(17,360)	(45,190)	(47,806)	-5%%
Attributable to Offshore Supply Business	(14,203)	(10,380)	(38,027)	(29,032)	31%
Attributable to Ocean Business	(8,863)	(9,633)	(25,122)	(28,155)	-11%
Total running costs	(40,547)	(37,373)	(108,339)	(104,993)	3%

Amortization of dry dock & intangible assets	(2,092)	(937)	(5,054)	(2,393)	111%
Depreciation of vessels and equipment	(11,240)	(9,716)	(33,130)	(28,783)	15%
Administrative and commercial expenses(1)	(16,140)	(10,046)	(34,057)	(28,369)	20%
Other operating income, net	98	1,411	1,237	2,818	-56%

Operating (loss) profit	(3,136)	14,029	11,900	33,232	-64%

Financial expense	(9,379)	(8,410)	(26,594)	(24,640)	8%
Financial loss on extinguishment of debt	--	(1,733)	--	(5,518)
Foreign currency exchange (losses) gains, net	(1,769)	5,478	3,829	16,923	-77%
Financial income	31	2	79	89	-11%
Gain (Loss) on derivatives, net	1	(7)	(1)	(218)	-100%
Investment in affiliates	(296)	110	(711)	(209)	240%
Other expenses, net	7	45	82	63	30%
Total other expenses	(11,405)	(4,515)	(23,316)	(13,510)	73%

(Loss) Income before income taxes	(14,541)	9,514	(11,416)	19,722	--

Income tax expenses	(52)	(2,515)	(5,164)	(4,538)	14%
Net income attributable to non-controlling interest	--	--	--	553	--

Net (loss) income	$ (14,593)	$ 6,999	$ (16,580)	$ 14,631	--

(1) Includes former CEO and Executive Vice President's severance payments according to their employment and consulting agreements termination clauses for $5.7 million (in 2014).

The following table contains our unaudited statements of cash flows for the six months ended September 30, 2014, and 2013:

(Stated in thousands of U.S. dollars)

	For the nine-month periods ended September 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$ (16,580)	$ 15,184
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of vessels and equipment	33,086	28,783
Amortization of dry docking	5,054	2,263
Expenditure for dry docking	(10,245)	(6,615)
Debt issuance expense amortization	1,638	1,697
Financial loss on extinguishment of debt	--	5,518
Net losses from investments in affiliates	711	209
Allowance for doubtful accounts	394	1,730
Share - based compensation	783	196
Other	84	237
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(1,368)	(18,145)
Other receivables, operating supplies and inventories and prepaid expenses	8,076	(13,300)
Other	1,097	28
Increase (decrease) in liabilities:
Accounts payable	690	(965)
Customer advances	(8,617)	1,366
Other payables	12,341	872
Net cash provided by operating activities	27,144	19,058

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 for barges built, sold and leased-back)	(46,539)	(24,129)
Proceeds from disposal of assets, net ($9,410 in 2013 for barges sold and leased-back)	--	9,410
Proceeds from shipbuilding contract cancellation	17,589	--
Net cash (used in) investing activities	(28,950)	(14,719)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(21,824)	(22,088)
Early repayment of long-term financial debt	--	(31,200)
Prepayment of 2017 Senior Convertible Notes	--	(80,000)
Prepayment of 2014 Senior Notes	--	(180,000)
Short-term credit facility repayments	--	(8,275)
Proceeds from 2021 Senior Notes, net of issuance costs	--	192,618
Proceeds from long-term financial debt	--	41,400
Purchase of subsidiary shares from noncontrolling interest	--	(10,250)
Other financing activities, net	1,075	(5,617)
Net cash (used in) financing activities	(20,749)	(103,412)
Net decrease in cash and cash equivalents	(22,555)	(99,073)
Cash and cash equivalents at the beginning of year	72,625	222,215
Cash and cash equivalents at the end of the period	$ 50,070	$ 123,142

The following table reconciles our Adjusted Consolidated EBITDA to our cash flow for the nine months ended September 30, 2014, and 2013:

	Nine months ended September 30,
($000's)	2014	2013
Total cash flows provided by operating activities	27,144	19,058
Total cash flows (used in) investing activities	(28,950)	(14,719)
Total cash flows (used in) from financing activities	(20,749)	(103,412)

Total cash flows from operating activities	$ 27,144	$ 19,058

Plus

Adjustments

Increase / Decrease in operating assets and liabilities	(12,219)	30,144
Expenditure for dry docking	10,245	6,615
Income Taxes	5,164	4,538
Financial Expenses	26,594	24,640
Allowance for doubtful accounts	(394)	(1,730)
Net loss attributable to noncontrolling interest	--	(553)
Yard EBITDA from Touax sale	(297)	1,599
SPA closing termination payments	5,659	--
Other adjustments	(3,172)	(2,209)

Adjusted Consolidated EBITDA	$ 58,724	$ 82,102

The following table reconciles our adjusted net income and adjusted EPS to net loss and EPS for the nine months and three months ended September 30, 2014 and 2013:

($000's)	Nine months ended September 30, 2014	Nine months ended September 30, 2013	% Change	3Q 14	3Q 13	% Change

Revenues	$285,080	$312,262	-9%	$99,358	$112,586	-12%

Adjusted EBITDA	$58,724	$82,102	-28%	$13,730	$30,211	-54%

Net income (loss) as reported	$(16,580)	$14,631		$(14,593)	$6,999	--
EPS as reported	$(0.12)	$0.10		$(0.10)	$0.05	--

Adjustments to net income as reported

Yard EBITDA from Touax barge sale	(297)	1,599		(99)	(99)	0%
Income tax expense on Exchange Variance Benefit (1)	108	(1,124)		(444)	(250)	78%
Non-cash loss of extinguishment of debt	--	5,518		--	1,733	--
SPA closing termination payments	5,659	--		5,659	--
Adjusted Net (loss) income	$(11,110)	$20,624		$(9,477)	$8,383	--
Adjusted EPS (In $ per share)	$(0.08)	$0.15		$(0.07)	$0.06	--

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the third quarter ended September 30, 2014:

	Third quarter ended September 30, 2014
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ (9,497)	$ 6,453	$ (92)	$ (3,136)
Depreciation and amortization	7,088	4,444	1,800	13,332
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(280)	--	(16)	(296)
Net gain on derivatives, net	--	1	--	1
Yard EBITDA from Touax sale	(99)	--	--	(99)
SPA closing termination payments	2,784	2,420	455	5,659
Other, net	--	2	5	7

Segment Adjusted EBITDA	$ (4)	$ 13,320	$ 2,152	$ 15,468

Items not included in Segment Adjusted EBITDA
Financial income				31
Foreign currency exchange (loses)				(1,769)

Adjusted Consolidated EBITDA				$ 13,730

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the third quarter ended September 30, 2013:

	Third quarter ended September 30, 2013
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ 5,453	$ 9,663	$ (1,087)	$ 14,029
Depreciation and amortization	5,953	2,995	1,705	10,653
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	114	--	(4)	110
Net (loss) on derivatives, net	--	(7)	--	(7)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	--	--	45	45

Segment Adjusted EBITDA	$ 11,421	$ 12,651	$ 659	$ 24,731

Items not included in Segment Adjusted EBITDA
Financial income				2
Foreign currency exchange gains				5,478

Adjusted Consolidated EBITDA				$ 30,211

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the nine months ended September 30, 2014:

	Nine Months Ended September 30, 2014

$(000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ (14,543)	$ 23,963	$ 2,480	$ 11,900
Depreciation and amortization	20,123	12,587	5,474	38,184
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(681)	--	(30)	(711)
Loss on derivatives, net	--	(1)	--	(1)
Yard EBITDA from Touax barge sale	(297)	--	--	(297)
SPA closing termination payments	2,784	2,420	455	5,659
Other net	--	32	50	82

Segment Adjusted EBITDA	$ 7,386	$ 39,001	$ 8,429	$ 54,816

Items not included in Segment Adjusted EBITDA
Financial income				79
Foreign currency exchange gains				3,829

Adjusted Consolidated EBITDA				58,724

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the nine months ended September 30, 2013:

	Nine Months Ended September 30, 2013

$(000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ 16,117	$ 21,299	$ (4,184)	$ 33,232
Depreciation and amortization	17,680	8,390	5,106	31,176
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(188)	(553)	(21)	(762)
Loss on derivatives, net	--	(218)	--	(218)
Yard EBITDA from Touax barge sale	1,599	--	--	1,599
Exchange difference affecting segment operating expenses	3,205	--	--	3,205
Other net	--	--	63	63

Segment Adjusted EBITDA	$ 38,413	$ 28,918	$ 964	$ 68,295

Items not included in Segment Adjusted EBITDA

Financial income				89
Foreign currency exchange gains				13,718

Adjusted Consolidated EBITDA				82,102
CONTACT: The IGB Group

         Leon Berman
         212-477-8438
         lberman@igbir.com

         Bryan Degnan
         646-673-9701
         bdegnan@igbir.com